EXHIBIT 99.4

KPMG LLP	Telephone	(306) 934-6200
Chartered Accountants	Fax	(306) 934-6233
500 – 475 Second Avenue South	Internet	www.kpmg.ca
Saskatoon Saskatchewan S7K 1P4
Canada

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Claude Resources Inc.

We consent to the use of our report, dated March 27, 2013,with respect to the consolidated financial statements of Claude Resources Inc., which comprise the consolidated statements of financial position as at December 31, 2012 and December 31, 2011, the consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information, included in this annual report on Form 40-F.

Chartered Accountants

March 27, 2013

Saskatoon, Canada

KPMG LLP, is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.